July 22, 2025

Hui Xu
Chief Executive Officer
Texxon Holding Ltd.
703, Block A, 1799 Wuzhong Road
Minhang District
Shanghai, China, 200335

       Re: Texxon Holding Ltd.
           Amendment No. 3 to Registration Statement on Form F-1
           Filed July 18, 2025
           File No. 333-281530
Dear Hui Xu:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 25, 2025 letter.

Amendment No. 3 to Registration Statement on Form F-1 filed July 18, 2025 Consolidated Financial Statements, page F-1

1. Your audited financial statements are currently older than 12 months and this is an initial public offering. Accordingly, please update your financial statements pursuant to Item 8.A.4 of Form 20-F or provide the appropriate representation in an exhibit.
       Refer to Instruction 2 to Item 8.A.4 of Form 20-F.
 July 22, 2025
Page 2

       Please contact Abe Friedman at 202-551-8298 or Theresa Brillant at 202-551-3307 if
you have questions regarding comments on the financial statements and related matters. Please contact Rebekah Reed at 202-551-5332 or Donald Field at 202-551-3680 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services
cc:   Wei Wang